Mail Stop 3561

August 13, 2008

Steven Samblis
President and Chief Executive Officer
IC Places, Inc.
5428 S. Bracken Court
Winter Park, Florida 32972

> **Re: IC Places, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed August 11, 2008**
> **File No. 0-53278**

Dear Mr. Samblis:

We have limited our review of your amendments to those issues we have
addressed in our comments. Where indicated, we think you should revise your document
in response to these comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation.

General

1. In future filings, please include the sequential numbering of your amendment on
   the cover page of your registration statement on Form 10. For example, your next
   filing of your registration statement should state "Amendment No. 4 to" above
   "Form 10" on the cover page. See Rule 12b-15 of the Exchange Act.

Item 5 Directors and Executive Officers, page 19

Management Team, page 19

2. We note your revised disclosure in response to comment three in our letter dated
   August 6, 2008. Your statements on page 19 do not provide all of the information
   required by Item 401(a), (b) and (e) of Regulation S-K. We note that you do not
   include the ages of your directors and executive officers, the term of office of
   each director and executive officer and any period(s) during which they have
   served as such, and the business experience during the past five years of each

director and executive officer. Item 401(e) requires disclosure of each such person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. This would include dates and places of employment during the last five years.

Item 11 Description of Securities, page 21

The Number of Shares Outstanding, page 21

3. You state that you have "Fifty Million (71,520,010) shares of common stock … issued and outstanding." It appears that you have 71,520,010 shares outstanding based on disclosure elsewhere in your registration statement. Please delete the phrase "Fifty Million" and the parentheses around "71,520,010" or revise your disclosure to accurately state the number of shares issued and outstanding.

Item 15 Financial Statements and Exhibits, page 25

4. We note that your cover letter did not address the purchase agreement referenced in Note 5 to your financial statements. Please provide the material terms of the agreement in your business discussion and file the agreement as an exhibit to your registration statement or advise us why it is not required to be filed. Refer to comment 5 in our letter dated August 6, 2008, Item 1 of Form 10, and Items 101 and 601(b)(2) of Regulation S-K. We also note the filed agreement with Bridger Web, Inc. Please discuss this acquisition as part of your development in the business section.

5. In your letter dated August 8, 2008 you state that interim financial statements were included in Amendment No. 2 and appear in Amendment No. 3 on page 16 under the heading "Financial Information for the Six Months Ending June 30, 2008." We note your disclosure at the bottom of page 13 and the top of page 14 under the heading "Three Month Periods Ended March 31, 2007 and 2008." We also note that Amendment No. 2 did include some financial statement information; however, this information does not appear in Amendment No. 3 and in any case does not meet the requirements of Item 8-03 of Regulation S-X.

Item 8-03 of Regulation S-X states that "[i]nterim financial statements shall include a balance sheet as of the end of the issuer's most recent fiscal quarter, a balance sheet as of the end of the preceding fiscal year, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year." Item 8-03(a) of Regulation S-X sets forth the condensed format for interim financial statements and Item 8-03(b) of Regulation S-X provides information on the disclosure required and additional instructions as to content of the interim financial statements. Please revise your registration statement to include interim financial information that complies with the requirements of Item 8-03 of Regulation S-X.

* * * * *

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director